SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act of 1934

Federated Hermes Premier Municipal Income Fund
(Name of Subject Company (Issuer))

Federated Hermes Premier Municipal Income Fund
(Name of Filing Person (Issuer))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

31423P108
(CUSIP Number of Class of Securities)

Peter J. Germain, Esquire
1001 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3779
(412) 288-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jennifer R. Gonzalez
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006
Telephone:  (202) 778-9042

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
⌧ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Items 1 through 9 and Item 11.
This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Federated Hermes Premier Municipal Income Fund (NYSE: FMN), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company (the “Fund”), with the Securities and Exchange Commission on September 13, 2024 (as amended hereby, the “Schedule TO”). The Schedule TO relates to the Fund’s offer to purchase for cash up to 32% of its outstanding common shares of beneficial interest, par value $0.01 per share (the “Common Shares”) (the “Offer”), upon the terms and subject to the conditions (and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) set forth in the Fund’s Offer to Purchase dated September 13, 2024 and the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
Filed herewith as Exhibit (a)(5)(iii) is a copy of the press release issued by the Fund dated October 14, 2024 announcing the preliminary results of the Offer. Also filed herewith as Exhibit (a)(5)(iv) is a copy of the press release issued by the Fund dated October 15, 2024 announcing the final results of the Offer.  The information contained in these Exhibits is incorporated herein by reference.  This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.   Exhibits.
Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated September 13, 2024.(2)
(a)(1)(ii)	Letter of Transmittal.(2)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(2)
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(2)
(a)(1)(v)	Notice of Withdrawal.(2)
(a)(5)(i)	Press Release issued by the Fund dated August 30, 2024.(1)
(a)(5)(ii)	Press Release issued by the Fund dated September 13, 2024.(2)
(a)(5)(iii)	Press Release issued by the Fund dated October 14, 2024.
(a)(5)(iv)	Press Release issued by the Fund dated October 15, 2024.
107	Filing Fees – Calculation of Filing Fee Table.

(1) Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the Securities and Exchange Commission on August 30, 2024.

(2) Incorporated by reference to the Registrant’s Schedule TO-I, as filed with the Securities and Exchange Commission on September 13, 2024.

Item 13.
Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Federated Hermes Premier Municipal Income Fund

By: /s/ George F. Magera Name: George F. Magera Title: Assistant Secretary

Dated as of: October 15, 2024

Exhibit Index
Exhibit No.	Document
(a)(5)(iii)	Press Release issued by the Fund dated October 14, 2024.
(a)(5)(iv)	Press Release issued by the Fund dated October 15, 2024.
107	Filing Fees - Calculation of Filing Fee Table.